The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus supplements and prospectus are not an offer to sell these securities and we are not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

                                                Filed Pursuant to Rule 424(b)(5)
                                                Registration No. 333-121067

                   SUBJECT TO COMPLETION, DATED APRIL 17, 2006

PRELIMINARY PRICING SUPPLEMENT No. 1
to Prospectus Supplement dated May 18, 2005
to Prospectus Supplement dated May 18, 2005
and Prospectus dated May 18, 2005

                                   $
                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H
                                   RANGERS(SM)
          % Risk AdjustiNG Equity Range Securities(SM) Due     , 2007
      Performance Linked to Sirius Satellite Radio Inc. (SIRI) Common Stock

Because these notes are part of a series of Lehman Brothers Holdings' debt securities called Medium-Term Notes, Series H, this preliminary pricing supplement and the accompanying prospectus supplement, dated May 18, 2005 (the
"RANGERS prospectus supplement") should also be read with the accompanying prospectus supplement, dated May 18, 2005 (the "MTN prospectus supplement") and the accompanying prospectus dated May 18, 2005 (the "base prospectus"). Terms used here have the meanings given them in the RANGERS prospectus supplement, the
MTN prospectus supplement or the base prospectus, unless the context requires otherwise.

o INDEX STOCK ISSUER:  Sirius Satellite Radio Inc.

o INDEX STOCK:  The common stock of the index stock issuer.

o MATURITY DATE:           , 2007, subject to postponement if the valuation date
  is postponed.

o VALUATION DATE:  The third business day prior to the maturity date, subject to postponement if a market disruption event occurs or if such day is not a scheduled trading day, as described under the caption "Description of the
  Notes-- Settlement value" on page SS-12 of the RANGERS prospectus supplement.

o DETERMINATION PERIOD:  Five business days.

o COUPON RATE:  A fixed rate that Lehman Brothers Holdings currently expects
  will range from 14.00% to 16.00% per annum (of which    % is the interest
  factor and    % is the optionality factor).

o COUPON PAYMENT DATE:  The coupon will be payable on the stated maturity date to holders presenting the notes for repayment on the stated maturity date.

o INITIAL VALUE:  The average execution price per share for the index stock that an affiliate of Lehman Brothers Holdings will pay to hedge Lehman Brothers
  Holdings' obligations under the notes.

o THRESHOLD VALUE:  70% of the initial value.

o STOCK SETTLEMENT OPTION:  Yes, at the option of Lehman Brothers Holdings at maturity, as described under the caption "Description of the Notes--Stock settlement" on page SS-15 of the RANGERS prospectus supplement. Lehman
  Brothers Holdings will provide the trustee with prior written notice no later than the valuation date if it elects the stock settlement option.

o LISTING:  Application will be made to list the notes on the American Stock
  Exchange under the symbol "CXA.E".

     Investing in the notes involves risks. Risk Factors begin on page SS-6 of the RANGERS prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this preliminary pricing supplement, any accompanying prospectus supplement or any accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                             ----------------------

                                                                       Per Note               Total
                                                                      ----------        ------------------

Public offering price................................................   100.00%          $
Underwriting discount................................................     2.00%          $
Proceeds to Lehman Brothers Holdings.................................    98.00%          $

                             ----------------------

The notes are expected to be ready for delivery in book-entry form only through
The Depository Trust Company on or about             , 2006.

                             ----------------------

LEHMAN BROTHERS                                                  STIFEL NICOLAUS

         , 2006

"Risk AdjustiNG Equity Range Securities" and "RANGERS" are service marks of
Lehman Brothers Inc.

                     EXAMPLES OF AMOUNT PAYABLE AT MATURITY

Here are three examples of the amount that may be payable on the stated maturity date. In each of these examples it is assumed that the initial value is $5.00, the threshold value is $3.50 and the coupon rate is 15.00% per annum.

EXAMPLE 1. ASSUMING THE VALUE OF THE INDEX STOCK DID NOT FALL BELOW THE
THRESHOLD VALUE AT ANY TIME DURING THE MEASUREMENT PERIOD AND THE SETTLEMENT
VALUE IS $4.00:

As a result, on the stated maturity date, you would receive $1,000, plus a
$150.00 accrued but unpaid coupon payment, per $1,000 note.

In the case of stock settlement in this example, on the stated maturity date you would receive, if you held a $1,000 note, 250 shares of common stock of Sirius
Satellite Radio Inc., plus a $150.00 accrued but unpaid coupon payment. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held
$100,000 aggregate principal amount of notes, on the stated maturity date you would receive, in total, 25,000 shares of common stock of Sirius Satellite Radio
Inc., plus a $15,000.00 accrued but unpaid coupon payment.

EXAMPLE 2. ASSUMING THE VALUE OF THE INDEX STOCK FELL BELOW THE THRESHOLD VALUE
DURING THE MEASUREMENT PERIOD AND THE SETTLEMENT VALUE IS $4.00:

Alternative redemption amount per $1,000 note =

                     $4.00
    $1,000  x    -------------   = $800.00
                     $5.00

As a result, on the stated maturity date, you would receive $800.00, plus a
$150.00 accrued but unpaid coupon payment, per $1,000 note because $800.00 is less than $1,000.

In the case of stock settlement in this example, on the stated maturity date you would receive, if you held a $1,000 note, 200 shares of common stock of Sirius
Satellite Radio Inc., plus a $150.00 accrued but unpaid coupon payment. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held
$100,000 aggregate principal amount of notes, on the stated maturity date you would receive, in total, 20,000 shares of common stock of Sirius Satellite Radio
Inc., plus a $15,000.00 accrued but unpaid coupon payment.

EXAMPLE 3. ASSUMING THE VALUE OF THE INDEX STOCK FELL BELOW THE THRESHOLD VALUE
DURING THE MEASUREMENT PERIOD AND THE SETTLEMENT VALUE IS $6.00:

Alternative redemption amount per $1,000 note =

                     $6.00
    $1,000  x    -------------   = $1,200.00
                     $5.00

As a result, on the stated maturity date, you would receive $1,000, plus a
$150.00 accrued but unpaid coupon payment, per $1,000 note because $1,000 is less than $1,200.

In the case of stock settlement in this example, on the stated maturity date you would receive, if you held a $1,000 note, 166 shares of common stock of Sirius
Satellite Radio Inc. plus $4.00 in cash, plus a $150.00 accrued but unpaid coupon payment. To the extent that you hold more than $1,000 aggregate principal amount of notes, the calculations of cash payments in lieu of fractional shares would be made on an aggregate, rather than on a per $1,000 note, basis. For example, if you held $100,000 aggregate principal amount of notes, on the stated
maturity date you would receive, in total, 16,666 shares of common stock of
Sirius Satellite Radio Inc. plus $4.00 in cash, plus a $15,000.00 accrued but unpaid coupon payment.

To the extent the actual settlement value, initial value, threshold value or coupon rate differs from the values assumed above, the results indicated above would be different.

                                      PS-2

                     THE INDEX STOCK ISSUER AND INDEX STOCK

SIRIUS SATELLITE RADIO INC.

Lehman Brothers Holdings has obtained the following information regarding Sirius
Satellite Radio Inc. from Sirius Satellite Radio Inc.'s reports filed with the
SEC.

Sirius Satellite Radio Inc. is a satellite radio provider in the United States.
Sirius Satellite Radio Inc. offers 133 channels - 69 channels of 100%
commercial-free music and 64 channels of sports, news, talk, entertainment, traffic, weather and data content to its subscribers.

Sirius Satellite Radio Inc.'s primary source of revenue is subscription fees, with most customers subscribing to SIRIUS on either an annual or a monthly basis. As of December 31, 2005, Sirius Satellite Radio Inc. had 3,316,560
subscribers. In addition, Sirius Satellite Radio Inc. derives revenue from activation fees, the sale of advertising on its non-music channels, and the direct sale of SIRIUS radios and accessories.

Sirius Satellite Radio Inc. subscribers receive service through SIRIUS radios, which are sold primarily by automakers, consumer electronics retailers and mobile audio dealers and through Sirius Satellite Radio Inc.'s website.

As of December 31, 2005, SIRIUS radios were available as a factory-installed option in 89 vehicle models and as a dealer-installed option in 19 vehicle models. As of such date, Sirius Satellite Radio Inc. had exclusive agreements with DaimlerChrysler, Ford, Mitsubishi, BMW and Rolls-Royce to offer SIRIUS radios as factory or dealer-installed equipment in Chrysler, Dodge, Jeep,
Mercedes, Ford, Lincoln, Mercury, Volvo, Mazda, Jaguar, Land Rover, Mitsubishi,
BMW, MINI and Rolls-Royce vehicles and Freightliner and Sterling heavy trucks.

The index stock is registered under the Securities Exchange Act of 1934.
Companies with securities registered under that Act are required to file periodically certain financial and other information specified by the SEC.
Information provided to or filed with the SEC can be inspected and copied at the public reference facilities maintained by the SEC or through the SEC's website described under "Where You Can Find More Information" on page 58 of the accompanying base prospectus. In addition, information regarding the index stock issuer may be obtained from other sources including, but not limited to, press releases, newspaper articles and other publicly disseminated documents.

HISTORICAL INFORMATION ABOUT THE SHARES OF COMMON STOCK OF SIRIUS SATELLITE
RADIO INC.

The shares of common stock of Sirius Satellite Radio Inc. are quoted on The
NASDAQ Stock Market under the symbol "SIRI".

The following table presents the high and low closing prices for the shares of common stock of Sirius Satellite Radio Inc., as reported on The NASDAQ Stock
Market during each fiscal quarter in 2003, 2004, 2005 and 2006 (through the business day immediately prior to the date of this preliminary pricing supplement), and the closing price at the end of each quarter in 2003, 2004,
2005 and 2006 (through the business day immediately prior to the date of this preliminary pricing supplement).

The historical prices of the index stock are not necessarily indicative of future performance. Lehman Brothers Holdings cannot assure you that the price of the index stock will not fall below the threshold value during the measurement period or, if it does, that it will subsequently increase enough so that the alternative redemption amount will be not less than $1,000 per $1,000 note. The historical prices below have been adjusted to reflect any stock splits or reverse stock splits.

All information in the table that follows was obtained from Bloomberg L.P., without independent verification.

                                      PS-3

                                                        HIGH               LOW           PERIOD END
                                                       ------            -------        ------------

2003
   First Quarter ..............................        $ 1.37            $ 0.41           $ 0.73
   Second Quarter..............................          2.35              0.63             1.69
   Third Quarter...............................          2.02              1.53             1.82
   Fourth Quarter..............................          3.16              1.85             3.16

2004
   First Quarter ..............................         $3.82             $2.63            $3.40
   Second Quarter..............................          4.02              2.94             3.08
   Third Quarter...............................          3.20              2.05             3.20
   Fourth Quarter..............................          9.01              3.14             7.62

2005
   First Quarter ...............................        $7.64             $5.15            $5.62
   Second Quarter ..............................         6.58              4.67             6.48
   Third Quarter ...............................         7.39              6.39             6.54
   Fourth Quarter...............................         7.87              5.86             6.70

2006
   First Quarter............................            $6.57             $4.45            $5.07
   Second Quarter (through the business day
     immediately prior to the date of this
     preliminary pricing supplement) .......             5.41              5.04             5.32

                                      PS-4

HYPOTHETICAL RETURNS

The tables below illustrate, for a range of hypothetical settlement values calculated on the valuation date, in each case assuming that (a) the initial value is $5.00, (b) the threshold value is $3.50, (c) the coupon rate is 15.00%
per annum and (d) the term of the notes is one year:

o  the percentage change from the principal amount to the hypothetical alternative redemption amount per $1,000 note;

o  the total coupon payment payable on the stated maturity date per $1,000 note;

o  the hypothetical total amount payable on the stated maturity date per $1,000 note;

o  the hypothetical total annualized yield on the notes on the stated maturity date; and

o  the hypothetical total annualized yield from direct ownership of the index stock.

The hypothetical results illustrated in the first table assume that the market value of the index stock does not fall below the threshold value at any time during the measurement period. Those in the second table assume that the market value of the index stock does fall below the threshold value during the measurement period.

TABLE 1: MARKET VALUE OF THE INDEX STOCK DOES NOT FALL BELOW THE THRESHOLD VALUE
AT ANY TIME DURING THE MEASUREMENT PERIOD.

                         PERCENTAGE
                       CHANGE FROM THE
                      PRINCIPAL AMOUNT
                           TO THE                             HYPOTHETICAL       HYPOTHETICAL       HYPOTHETICAL
                        HYPOTHETICAL       TOTAL COUPON       TOTAL AMOUNT     TOTAL ANNUALIZED   TOTAL ANNUALIZED
                         ALTERNATIVE      PAYMENT PAYABLE    PAYABLE ON THE      YIELD ON THE        YIELD FROM
    HYPOTHETICAL         REDEMPTION        ON THE STATED     STATED MATURITY     NOTES ON THE     DIRECT OWNERSHIP
SETTLEMENT VALUE ON        AMOUNT          MATURITY DATE     DATE PER $1,000    STATED MATURITY     OF THE INDEX
 THE VALUATION DATE    PER $1,000 NOTE    PER $1,000 NOTE       NOTE (1)           DATE (2)           STOCK (3)
-------------------  ------------------  ----------------   ----------------   ----------------   -----------------

      $ 3.50               -30%               $150.00           $1,000.00           14.96%             -29.93%
        4.00               -20                 150.00            1,000.00           14.96              -19.95
        4.50               -10                 150.00            1,000.00           14.96               -9.97
        5.00                 0                 150.00            1,000.00           14.96                0.00
        5.50                10                 150.00            1,000.00           14.96                9.97
        6.00                20                 150.00            1,000.00           14.96               19.94
        7.00                40                 150.00            1,000.00           14.96               39.87
        8.00                60                 150.00            1,000.00           14.96               59.79
        9.00                80                 150.00            1,000.00           14.96               79.71
       10.00               100                 150.00            1,000.00           14.96               99.62

---------------------

(1) Excludes the $150.00 accrued and unpaid coupon payment payable on the stated
maturity date.

(2) The hypothetical total annualized yield on the notes at stated maturity represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the notes, including the amount payable on the stated maturity date and the
$150.00 coupon payment per $1,000 note payable on the stated maturity date, the sum of these present values being equal to the original issue price.

(3) Assumes the dividend yield on the index stock remains constant for the term of the notes.

                                      PS-5

TABLE 2: MARKET VALUE OF THE INDEX STOCK DOES FALL BELOW THE THRESHOLD VALUE
DURING THE MEASUREMENT PERIOD.

                         PERCENTAGE
                       CHANGE FROM THE
                      PRINCIPAL AMOUNT
                           TO THE                              HYPOTHETICAL       HYPOTHETICAL       HYPOTHETICAL
                        HYPOTHETICAL        TOTAL COUPON       TOTAL AMOUNT     TOTAL ANNUALIZED   TOTAL ANNUALIZED
                         ALTERNATIVE      PAYMENT PAYABLE    PAYABLE ON THE      YIELD ON THE        YIELD FROM
    HYPOTHETICAL         REDEMPTION        ON THE STATED     STATED MATURITY     NOTES ON THE     DIRECT OWNERSHIP
SETTLEMENT VALUE ON        AMOUNT          MATURITY DATE     DATE PER $1,000    STATED MATURITY     OF THE INDEX
 THE VALUATION DATE    PER $1,000 NOTE    PER $1,000 NOTE        NOTE (1)           DATE (2)           STOCK (3)
-------------------  ------------------  ----------------   ----------------   ----------------   -----------------

      $ 0.00              -100%               $150.00          $   0.00            -84.92%           -100.00%
        1.00               -80                 150.00            200.00            -64.90             -79.91
        2.00               -60                 150.00            400.00            -44.91             -59.90
        3.00               -40                 150.00            600.00            -24.94             -39.92
        4.00               -20                 150.00            800.00             -4.99             -19.95
        4.50               -10                 150.00            900.00              4.99              -9.97
        5.00                 0                 150.00          1,000.00             14.96               0.00
        5.50                10                 150.00          1,000.00             14.96               9.97
        6.00                20                 150.00          1,000.00             14.96              19.94
        7.00                40                 150.00          1,000.00             14.96              39.87
        8.00                60                 150.00          1,000.00             14.96              59.79
        9.00                80                 150.00          1,000.00             14.96              79.71
       10.00               100                 150.00          1,000.00             14.96              99.62
---------------------

(1) Excludes the $150.00 accrued and unpaid coupon payment payable on the stated
maturity date.

(2) The hypothetical total annualized yield on the notes at stated maturity represents the coupon rate per year used in determining the present values, discounted to the original issue date (computed on the basis of a 360-day year of twelve 30-day months compounded annually), of all payments made or to be made on the notes, including the amount payable on the stated maturity date and the
$150.00 coupon payment per $1,000 note payable on the stated maturity date, the sum of these present values being equal to the original issue price.

(3) Assumes the dividend yield on the index stock remains constant for the term of the notes.

The above figures are for purposes of illustration only. The actual amount received by investors and the resulting total annualized yield will depend entirely on the actual settlement value determined by the calculation agent. In particular, the actual settlement value could be lower or higher than those reflected in the table.

You should compare the features of the notes to other available investments before deciding to purchase the notes. Due to the uncertainty as to whether the market value of the index stock will fall below the threshold value at any time during the measurement period or whether the alternative redemption amount on the maturity date will be not less than $1,000 per $1,000 note, the return on investment with respect to the notes may be higher or lower than the return available on other securities issued by Lehman Brothers Holdings or by others and available through the Agents. You should reach an investment decision only after carefully considering the suitability of the notes in light of your particular circumstances.

           SUPPLEMENTAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

As indicated in the RANGERS prospectus supplement, there is no direct authority addressing the treatment of the coupon payments under current law, and such treatment is unclear. Because the coupon will be paid only on the stated
maturity date, it is possible that such coupon payment could be treated as made in connection with the settlement of the note. Nevertheless, Lehman Brothers
Holdings intends to treat the coupon payment as other periodic income for reporting and withholding tax purposes in the manner described in the RANGERS prospectus supplement under "United States Federal Income Tax Consequences".

                                      PS-6

                        SUPPLEMENTAL PLAN OF DISTRIBUTION

Lehman Brothers Holdings has agreed to sell to Lehman Brothers Inc. and Stifel,
Nicolaus & Company, Incorporated (together, the "Agents") and the Agents have agreed to purchase, all of the notes at the price indicated on the cover of the pricing supplement.

Lehman Brothers Holdings has agreed to indemnify the Agents against liabilities, including liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the MTN prospectus supplement and the base prospectus.

The Agents will offer the notes initially at a public offering price equal to the issue price set forth on the cover of the pricing supplement. After the initial public offering, the public offering price may from time to time be varied by the Agents.

An affiliate of Lehman Brothers Holdings will enter into a swap transaction in connection with the notes and will receive customary compensation for that transaction.

                                      PS-7

                                   $

                          LEHMAN BROTHERS HOLDINGS INC.
                           MEDIUM-TERM NOTES, SERIES H
                                   RANGERS(SM)

               % RISK ADJUSTING EQUITY RANGE SECURITIES(SM) NOTES
                           DUE                 , 2007
      PERFORMANCE LINKED TO SIRIUS SATELLITE RADIO INC. (SIRI) COMMON STOCK

                             ----------------------

                         PRELIMINARY PRICING SUPPLEMENT
                                 APRIL 17, 2006

                        (INCLUDING PROSPECTUS SUPPLEMENT
                               DATED MAY 18, 2005,

                              PROSPECTUS SUPPLEMENT
                             DATED MAY 18, 2005 AND

                                   PROSPECTUS
                               DATED MAY 18, 2005)

                             ----------------------

                                 LEHMAN BROTHERS

                                 STIFEL NICOLAUS